UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 4, 2021

SVB Financial Group

(Exact name of registrant as specified in its charter)

Delaware	001-39154	91-1962278
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3003 Tasman Drive
Santa Clara, California 95054-1191
(Address of principal executive offices) (Zip Code)

(408) 654-7400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	SIVB	The Nasdaq Stock Market LLC
Depositary Shares, each representing a 1/40th interest in a share of 5.250% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A	SIVBP	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 under the Securities Act (17 CFR 230.405) or Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On January 4, 2021, SVB Financial Group (“SVB”) and Boston Private Financial Holdings, Inc. (“Boston Private”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of January 4, 2021 (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions set forth therein, Boston Private will merge with and into SVB, with SVB continuing as the surviving entity. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In connection with the announcement of the Merger Agreement, SVB intends to provide supplemental information regarding the proposed transaction in connection with a presentation to analysts and investors. The slides that will be made available in connection with the presentation are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number

99.1	Joint Press Release, dated January 4, 2021

99.2	Investor Presentation, dated January 4, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including but not limited to SVB’s and/or Boston Private’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in SVB’s and Boston Private’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Boston Private’s shareholders on the expected terms and schedule; delay in closing the merger; the outcome of any legal proceedings that may be instituted against SVB or Boston Private; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; difficulties and delays in integrating Boston Private’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; the inability to retain existing Boston Private clients; the inability to retain Boston Private employees; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and the impact of the global COVID-19 pandemic on SVB’s and/or Boston Private’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, SVB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Boston Private and a Prospectus of SVB, as well as other relevant documents concerning the proposed transaction. The proposed merger involving Boston Private and SVB will be submitted to Boston Private’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF BOSTON PRIVATE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about SVB and Boston Private, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of documents filed with the SEC by SVB will be made available free of charge on SVB’s website at http://ir.svb.com or by contacting SVB’s Investor Relations department at 408.654.7400; 3005 Tasman Drive, Santa Clara, CA 95054; or ir@svb.com. Copies of documents filed with the SEC by Boston Private will be made available free of charge on Boston Private’s website at http://ir.bostonprivate.com or by contacting Boston Private’s Investor Relations department at 617.912.4386; 10 Post Office Square, Boston, MA 02109; or investor-relations@bostonprivate.com.

Participants in the Solicitation

SVB, Boston Private and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Boston Private in connection with the proposed merger. Information about the directors and executive officers of SVB is set forth in the proxy statement for SVB’s 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 9, 2020, and other documents filed by SVB with the SEC. Information about the directors and executive officers of Boston Private is set forth in the proxy statement for Boston Private’s 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2020, and other documents filed by Boston Private with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SVB FINANCIAL GROUP

By:	/s/ Daniel Beck
Name:	Daniel Beck
Title:	Chief Financial Officer

Date: January 4, 2021

Exhibit 99.1

SVB FINANCIAL GROUP TO ACQUIRE BOSTON PRIVATE, A LEADING PROVIDER OF WEALTH MANAGEMENT, TRUST AND BANKING SERVICES

Strategic transaction accelerates growth of SVB’s existing private bank and wealth management offering

Provides the expertise, products and digital experience to become the private bank and wealth management partner of choice for the innovation economy

SVB to host conference call with investors today at 2:45 p.m. Pacific Time

SANTA CLARA, Calif. and BOSTON — JANUARY 4, 2021 — SVB Financial Group (“SVB”) (NASDAQ: SIVB), the parent of Silicon Valley Bank, the bank of the world’s most innovative companies and their investors, and Boston Private Financial Holdings, Inc. (“Boston Private”)(NASDAQ: BPFH), the parent company of Boston Private Bank & Trust Company, a leading provider of integrated wealth management, trust and banking services to individuals, families, businesses and nonprofits, today announced that they have entered into a definitive merger agreement pursuant to which SVB will acquire Boston Private. Combined private bank and wealth management assets under management would be $17.7 billion, based on 9/30/20 figures.

Under the terms of the merger agreement, Boston Private shareholders will receive 0.0228 shares of SVB common stock and $2.10 of cash for each Boston Private share they own, representing a total consideration value of approximately $900 million based on SVB’s closing stock price of $387.83 on December 31, 2020.

SVB’s vision is to be the premier financial partner for the innovation economy, providing companies, entrepreneurs and their investors the services they need to succeed via four core businesses: commercial banking, investment banking, private banking and wealth management and fund management. The acquisition of Boston Private accelerates SVB’s private bank and wealth management offering, strengthening SVB’s overall platform and ability to fully meet the financial needs of its clients.

“Our clients rely on us to help increase the probability of their success – both in their business and personal lives,” said Greg Becker, President and CEO of SVB Financial Group. “Boston Private’s experienced and well-regarded team, robust service offering, and advanced technology platform will significantly bolster our private bank and wealth management capabilities and enhance our ability to offer products and services tailored to the needs of founders, executives and investors.”

Boston Private provides a full spectrum of wealth, trust, and private banking services dedicated to helping clients simplify and strengthen their financial positions. With Boston Private’s product suite and recently redesigned technology platform, SVB can expand its existing wealth management solutions, which include complex strategies to manage concentrated stock positions, to add tax planning, trust services, philanthropy and estate planning, while offering a significantly improved digital client experience. Boston Private’s clients will benefit from greater access to investment opportunities and participation in the innovation economy, as well as the power of SVB’s large balance sheet to support their borrowing needs.

“Together, SVB and Boston Private will be well-positioned to grow and scale our business, leveraging SVB’s deep client relationships and broad reach across the innovation economy to capture a greater share of the wealth management market,” said Anthony DeChellis, CEO of Boston Private. “We look forward to working together to support our clients as they pursue the goals they have for their businesses, families and legacies.”

SVB and Boston Private currently serve clients in complementary major metropolitan markets with an approach that has earned both firms industry-leading Net Promoter Scores.

Timing and Approvals

The transaction has been unanimously approved by both companies’ Boards of Directors and is expected to close in mid-2021, subject to the satisfaction of customary closing conditions, including receipt of customary regulatory approvals and approval by the shareholders of Boston Private.

Advisors

Goldman Sachs & Co. LLC acted as financial advisor to SVB in the transaction. Sullivan & Cromwell LLP served as legal counsel to SVB. Morgan Stanley & Co. LLC acted as financial advisor to Boston Private and Wachtell, Lipton, Rosen & Katz served as legal counsel.

Investor Conference Call Details

SVB has filed an 8-K with the SEC containing a copy of an investor presentation deck, which will also be posted on the Investor Relations section of its website at svb.com. The company will hold an investor call at 2:45 p.m. Pacific Time today to discuss the announcement.

Dial-in information: (888) 424-8151 or (847) 585-4422, Confirmation 9380 690

Webcast and slides: Access a webcast of the call with accompanying slides here or via SVB’s investor relations website at http://ir.svb.com

Replay: A replay of the call will be available at http://ir.svb.com for 12 months.

About SVB Financial Group

For more than 35 years, SVB Financial Group (NASDAQ: SIVB) and its subsidiaries have helped innovative companies and their investors move bold ideas forward, fast. SVB Financial Group’s businesses, including Silicon Valley Bank, offer commercial and private banking, asset management, private wealth management, brokerage and investment services and funds management services to companies in the technology, life science and healthcare, private equity and venture capital, and premium wine industries. Headquartered in Santa Clara, California, SVB Financial Group operates in centers of innovation around the world. Learn more at svb.com.

SVB Financial Group is the holding company for all business units and groups © 2021 SVB Financial Group. All rights reserved. SVB, SVB FINANCIAL GROUP, SILICON VALLEY BANK, MAKE NEXT HAPPEN NOW and the chevron device are trademarks of SVB Financial Group, used under license. Silicon Valley Bank is a member of the FDIC and the Federal Reserve System. Silicon Valley Bank is the California bank subsidiary of SVB Financial Group. [SIVB-F]

About Boston Private

Boston Private is a leading provider of integrated wealth management, trust and banking services to individuals, families, businesses and nonprofits. For more than 30 years, Boston Private has delivered comprehensive advice coupled with deep technical expertise to help clients simplify their lives and achieve their goals. The firm offers the capabilities of a large institution with the superior service of a boutique firm to clients across the United States. Boston Private is the corporate brand of Boston Private Financial Holdings, Inc. (NASDAQ: BPFH). For more information, visit www.bostonprivate.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including but not limited to SVB’s and/or Boston Private’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections. In addition to factors previously disclosed in SVB’s and Boston Private’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Boston Private’s shareholders on the expected terms and schedule; delay in closing the merger; the outcome of any legal proceedings that may be instituted against SVB or Boston Private; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; difficulties and delays in integrating Boston Private’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; the inability to retain existing Boston Private clients; the inability to retain Boston Private employees; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and the impact of the global COVID-19 pandemic on SVB’s and/or Boston Private’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, SVB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Boston Private and a Prospectus of SVB, as well as other relevant documents concerning the proposed transaction. The proposed merger involving Boston Private and SVB will be submitted to Boston Private’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF BOSTON PRIVATE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about SVB and Boston Private, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of documents filed with the SEC by SVB will be made available free of charge on SVB’s website at http://ir.svb.com or by contacting SVB’s Investor Relations department at 408.654.7400; 3005 Tasman Drive, Santa Clara, CA 95054; or ir@svb.com. Copies of documents filed with the SEC by Boston Private will be made available free of charge on Boston Private’s website at http://ir.bostonprivate.com or by contacting Boston Private’s Investor Relations department at 617.912.4386; 10 Post Office Square, Boston, MA 02109; or abromley@bostonprivate.com.

Participants in the Solicitation

SVB, Boston Private and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Boston Private in connection with the proposed merger. Information about the directors and executive officers of SVB is set forth in the proxy statement for SVB’s 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 9, 2020, and other documents filed by SVB with the SEC. Information about the directors and executive officers of Boston Private is set forth in the proxy statement for Boston Private’s 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2020, and other documents filed by Boston Private with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Investor Contacts:

Meghan O’Leary

Investor Relations

SVB Financial Group

moleary@svb.com

Adam Bromley

Investor Relations

Boston Private

abromley@bostonprivate.com

Media Contacts:

Eileen Nolan

Public Relations

SVB Financial Group

enolan@svb.com

Brian Schaffer

Prosek Partners for SVB Financial Group

bschaffer@prosek.com

Lucy Muscarella

Public Relations

Boston Private

lmuscarella@bostonprivate.com

Exhibit 99.2 SVB Financial Group to acquire Boston Private Financial Holdings, Inc. Accelerating SVB’s growth in private banking and wealth management Investor Presentation January 4, 2021Exhibit 99.2 SVB Financial Group to acquire Boston Private Financial Holdings, Inc. Accelerating SVB’s growth in private banking and wealth management Investor Presentation January 4, 2021

C CO ON NF FID IDE EN NTIA TIAL L D DR RA AF FT T Important information regarding forward-looking statements and use of non-GAAP financial measures SVB and Boston Private’s financial results for 2020 reflected in this presentation are unaudited. This document should be read in conjunction with SVB and Boston Private’s SEC filings. Forward-Looking Statements This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including but not limited to SVB’s and/or Boston Private’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections. In addition to factors previously disclosed in SVB’s and Boston Private’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals (and the timing of such approvals) and meet other closing conditions to the merger, including approval by Boston Private shareholders on the expected terms and schedule; delay in clos ing the merger; the outcome of any legal proceedings that may be instituted against SVB or Boston Private; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; difficulties and delays in integrating the Boston Private business or fully realizing cost savings and other benefits; business disruption fol lowing the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; the inability to retain existing Boston Private clients; the inability to retain Boston Private employees; c hanges in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes, capital management activities, and monetary actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and the impact of the global COVID-19 pandemic on SVB’s and/or Boston Private’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Important Additional Information and Where to Find It In connection with the proposed merger, SVB will file with the SEC a Registration Statement on Form S -4 that will include a Proxy Statement of Boston Private and a Prospectus of SVB, as well as other relevant documents concerning the proposed transaction. The proposed merger involving Boston Private and SVB will be submitted to Boston Private’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS ANDSHAREHOLDERS OF BOSTON PRIVATE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about SVB and Boston Private, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of documents filed with the SEC by SVB will be made available free of charge on SVB’s website at http://ir.svb.com or by contacting SVB’s Investor Relations department at 408.654.7400; 3005 Tasman Drive, Santa Clara, CA 95054; or ir@svb.com. Copies of documents filed with the SEC by Boston Private will be made available free of charge on Boston Private’s website at http://ir.bostonprivate.com or by contacting Boston Private’s Investor Relations department at 617.912.4386; 10 Post Office Square, Boston, MA 02109; or abromley@bostonprivate.com. Participants in the Solicitation SVB, Boston Private and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Boston Private in connection with the proposed merger. Information about the directors and executive officers of SVB is set forth in the proxy statement for SVB’s 2020 Annu al Meeting of Stockholders, which was filed with the SEC on March 9, 2020, and other documents filed by SVB with the SEC. Information about the directors and executive officers of Boston Private is set forth in the proxy statement for Boston Private’s 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2020, and other documents filed by Boston Private with the SEC. Additional information regarding the interests of t hose participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of th is document may be obtained as described in the preceding paragraph. Use of Non-GAAP Financial Measures To supplement financial disclosures that are presented in accordance with GAAP, this presentation utilizes certain non -GAAP measures of financial performance including Boston Private’s tangible common equity and Boston Private’s tangible book value per share. These supplemental performance measures may vary from, and may not be comparable to, similarly titled measures by other companies in Boston Private’s industry. Non-GAAP financial measures are not in accordance with, or an alternative for, GAAP. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. A non -GAAP financial measure may also be a financial metric that is not required by GAAP or other applicable requirement. Boston Private’s management believes that the non-GAAP financial measures used in this presentation, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding Boston Private’s performance by providing additional information that is not otherwise required by GAAP or other applicable requirements that is helpful for investors to effectively analyze financial trends of ongoing business activities, and to enhance comparability with Boston Private’s peers across the financial sector. However, these non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, other financial measures prepared in accordance with GAAP. Please see the reconciliation tables beginning on page 16 of Boston Private’s latest earnings release filed as an exhibit to Boston Private’s Form 8-K on October 21, 2020 for reconciliations of the most comparable GAAP financial measures to the non-GAAP financial measures used in this presentation. Acquisition of Boston Private 2C CO ON NF FID IDE EN NTIA TIAL L D DR RA AF FT T Important information regarding forward-looking statements and use of non-GAAP financial measures SVB and Boston Private’s financial results for 2020 reflected in this presentation are unaudited. This document should be read in conjunction with SVB and Boston Private’s SEC filings. Forward-Looking Statements This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including but not limited to SVB’s and/or Boston Private’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections. In addition to factors previously disclosed in SVB’s and Boston Private’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals (and the timing of such approvals) and meet other closing conditions to the merger, including approval by Boston Private shareholders on the expected terms and schedule; delay in clos ing the merger; the outcome of any legal proceedings that may be instituted against SVB or Boston Private; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; difficulties and delays in integrating the Boston Private business or fully realizing cost savings and other benefits; business disruption fol lowing the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; the inability to retain existing Boston Private clients; the inability to retain Boston Private employees; c hanges in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes, capital management activities, and monetary actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and the impact of the global COVID-19 pandemic on SVB’s and/or Boston Private’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Important Additional Information and Where to Find It In connection with the proposed merger, SVB will file with the SEC a Registration Statement on Form S -4 that will include a Proxy Statement of Boston Private and a Prospectus of SVB, as well as other relevant documents concerning the proposed transaction. The proposed merger involving Boston Private and SVB will be submitted to Boston Private’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS ANDSHAREHOLDERS OF BOSTON PRIVATE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about SVB and Boston Private, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of documents filed with the SEC by SVB will be made available free of charge on SVB’s website at http://ir.svb.com or by contacting SVB’s Investor Relations department at 408.654.7400; 3005 Tasman Drive, Santa Clara, CA 95054; or ir@svb.com. Copies of documents filed with the SEC by Boston Private will be made available free of charge on Boston Private’s website at http://ir.bostonprivate.com or by contacting Boston Private’s Investor Relations department at 617.912.4386; 10 Post Office Square, Boston, MA 02109; or abromley@bostonprivate.com. Participants in the Solicitation SVB, Boston Private and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Boston Private in connection with the proposed merger. Information about the directors and executive officers of SVB is set forth in the proxy statement for SVB’s 2020 Annu al Meeting of Stockholders, which was filed with the SEC on March 9, 2020, and other documents filed by SVB with the SEC. Information about the directors and executive officers of Boston Private is set forth in the proxy statement for Boston Private’s 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2020, and other documents filed by Boston Private with the SEC. Additional information regarding the interests of t hose participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of th is document may be obtained as described in the preceding paragraph. Use of Non-GAAP Financial Measures To supplement financial disclosures that are presented in accordance with GAAP, this presentation utilizes certain non -GAAP measures of financial performance including Boston Private’s tangible common equity and Boston Private’s tangible book value per share. These supplemental performance measures may vary from, and may not be comparable to, similarly titled measures by other companies in Boston Private’s industry. Non-GAAP financial measures are not in accordance with, or an alternative for, GAAP. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. A non -GAAP financial measure may also be a financial metric that is not required by GAAP or other applicable requirement. Boston Private’s management believes that the non-GAAP financial measures used in this presentation, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding Boston Private’s performance by providing additional information that is not otherwise required by GAAP or other applicable requirements that is helpful for investors to effectively analyze financial trends of ongoing business activities, and to enhance comparability with Boston Private’s peers across the financial sector. However, these non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, other financial measures prepared in accordance with GAAP. Please see the reconciliation tables beginning on page 16 of Boston Private’s latest earnings release filed as an exhibit to Boston Private’s Form 8-K on October 21, 2020 for reconciliations of the most comparable GAAP financial measures to the non-GAAP financial measures used in this presentation. Acquisition of Boston Private 2

Boston Private accelerates SVB's growth in private banking and wealth management

Strategically compelling

- Accelerates growth of SVB's private banking and wealth management business to $17.7B combined AUM[1]
- Immediately expands our capabilities and capacity to serve our growing client base
- Advances our private banking and wealth management expertise, products and technology
- Enables deeper client relationships and helps capture ~$400B opportunity among our current clients[2]

Boston Private: Premier private bank and wealth manager

- Excellent reputation with client-centric culture and holistic, relationship-based service model (industry-leading NPS[3])
- Deep private banking and wealth management expertise and full product suite, including key commercial banking solutions
- Advanced digital banking and wealth management technology platform
- Strong, experienced leadership team with success attracting senior talent
- Presence in key innovation centers across the U.S.

Differentiated combined platform to accelerate growth

- Combined platform provides the team, capabilities, technology and scale to meet the personal needs of all clients
- Joint leadership team will leverage complementary talent and offerings, SVB's central position in the innovation economy and large balance sheet and Boston Private's technology and broad product set
- Exclusive access to relationships, insights and investment opportunities in the innovation economy
- Robust digital client experience and streamlined onboarding

Financially attractive

- $10.94 in value per Boston Private share; aggregate consideration of ~$900M (~4% of SVB's market cap)[4]
- Immediately accretive to TBV per share at close
- Low single digit earnings per share accretion
- Diversifies revenues and enhances profitability

1. Based on SVB Private Bank's AUM and Boston Private's AUM as of September 30, 2020.
2. See slide 5 for more information.
3. Net promoter score.
4. Based on SVB closing stock price of $387.83 as of December 31, 2020 and fixed 0.0228x exchange ratio. See slide 9 for more information.

svb

Acquisition of Boston Private 3

Further strengthens our position at the center of the innovation economy svb Financial Group

Acquisition of Boston Private accelerates growth of private banking and wealth management business, strengthening our ability to deepen client relationships



Silicon Valley Bank
Global commercial banking
SVB Private Bank
Private banking and wealth management
svb Silicon Valley Bank
svb Private Bank
Clients
svb Capital
SVBLEERINK
SVB Leerink
Investment banking for healthcare and life science companies
SVB Capital
Private venture investing expertise, oversight and management

Our strategic vision:
To be the most sought-after financial partner helping innovators, enterprises, and investors move **bold** ideas ***forward, fast***



Connecting the innovation ecosystem
PRIVATE EQUITY
VENTURE CAPITAL
CORPORATE VENTURING
ANGEL INVESTORS
CAPITAL MARKETS
ENTREPRENEURS
MANAGEMENT TEAMS
R&D UNIVERSITIES
GOVERNMENT
SERVICE PROVIDERS

svb
Acquisition of Boston Private 4

C CO ON NF FID IDE EN NTIA TIAL L D DR RA AF FT T Enhances our ability to serve the large, fast growing opportunity among SVB’s current clients ESTIMATED POTENTIAL “TOTAL CLIENT POSITION” THROUGH 1 ~$400B SVB’s CURRENT COMMERCIAL CLIENTS (~$250B wealth + ~$150B lending & deposits) WEALTH EXPECTED FASTER THAN 2 TO GROW THE BROADER INDUSTRY 2X ESTIMATED POTENTIAL ~$1.5T “TOTAL CLIENT POSITION” OF 3 (~$630B wealth + ~$870B lending & deposits) THE INNOVATION ECONOMY Our clients represent: of Forbes 2020 4 of Forbes 2020 Midas list of U.S. 2020 VC-backed IPOs 76% 67% 82% Next Billion Dollar Startups 1. Estimated potential “total client position” (TCP) through SVB’s current commercial clients based on SVB management analysis (2020). TCP includes potential wealth management assets, lending and deposits. 2. McKinsey Wealth and Asset Management Practice (2020). Estimated growth rate of SVB current clients’ potential wealth management assets is ~14% vs. ~7% for U.S. wealth management industry. 3. Estimated potential TCP of entrepreneurs, innovation executives and investors in the U.S. based on SVB management Acquisition of Boston Private 5 analysis (2018). 4. As of September 30, 2020. Based on PitchBook data.C CO ON NF FID IDE EN NTIA TIAL L D DR RA AF FT T Enhances our ability to serve the large, fast growing opportunity among SVB’s current clients ESTIMATED POTENTIAL “TOTAL CLIENT POSITION” THROUGH 1 ~$400B SVB’s CURRENT COMMERCIAL CLIENTS (~$250B wealth + ~$150B lending & deposits) WEALTH EXPECTED FASTER THAN 2 TO GROW THE BROADER INDUSTRY 2X ESTIMATED POTENTIAL ~$1.5T “TOTAL CLIENT POSITION” OF 3 (~$630B wealth + ~$870B lending & deposits) THE INNOVATION ECONOMY Our clients represent: of Forbes 2020 4 of Forbes 2020 Midas list of U.S. 2020 VC-backed IPOs 76% 67% 82% Next Billion Dollar Startups 1. Estimated potential “total client position” (TCP) through SVB’s current commercial clients based on SVB management analysis (2020). TCP includes potential wealth management assets, lending and deposits. 2. McKinsey Wealth and Asset Management Practice (2020). Estimated growth rate of SVB current clients’ potential wealth management assets is ~14% vs. ~7% for U.S. wealth management industry. 3. Estimated potential TCP of entrepreneurs, innovation executives and investors in the U.S. based on SVB management Acquisition of Boston Private 5 analysis (2018). 4. As of September 30, 2020. Based on PitchBook data.

Boston Private: Premier private bank and wealth manager

Excellent reputation	Known for delivering highly responsive service – NPS ~2X the industry average[1]
Holistic, relationship-based service	Advisory model designed around client outcomes, dynamic planning, and personalized relationships
Comprehensive platform	Deep private banking and wealth management expertise and full product suite
Advanced technology	Enhanced digital client experience and improved efficiencies
Deep talent	Destination for industry talent led by seasoned team of executives (24 experienced advisors hired since 2019)
Key markets	Presence in innovation centers across the U.S.
Strong culture	Similar values, client-centric focus and team-based approach

Franchise highlights (as of 9/30/20)[2]

Key markets



Boston (HQ)
SF Bay Area
Los Angeles
New York
Florida

Assets	$ 9.4B
Loans	$ 7.2B
Deposits	$ 7.8B
Tangible common equity	$ 780M[3]
Assets under management	$ 16.3B

1. Based on 2020 Boston Private Client Experience Survey and 2020 NICE Satmetrix average NPS for the banking industry.
2. Boston Private Filings and S&P Global Market Intelligence.
3. Non-GAAP financial measure. See "Use of Non-GAAP Financial Measures" for further information.

svb
Acquisition of Boston Private 6

Combined platform well-positioned to capture compelling market opportunity

+ SVB's leadership position in the innovation economy and large balance sheet
+ Boston Private's broad product set and advanced technology
+ Complementary talent and offerings

	svb Private Bank	BOSTON PRIVATE	Combined
Advisory solutions			
HNW/UHNW advisory	✓	✓	✓
Tax planning		✓	✓
Philanthropy		✓	✓
Trust services		✓	✓
Estate planning	Partial	✓	✓
Investment solutions			
Impact investing		✓	✓
Investments focused on the innovation economy*	✓		✓
Broker-dealer	✓		✓
Banking solutions			
Mortgages	✓	✓	✓
Securities-based lending	✓	✓	✓
Private stock lending	✓		✓
Specialty commercial lending		✓	✓
Full private banking payment solutions	✓	✓	✓

→

Combined → Premier private banking and wealth platform

Trusted advisor	with deep wealth management and innovation economy expertise
Comprehensive planning	to prepare for liquidity and life events
Exclusive access	to events, insights and investment opportunities in the innovation economy*
Sophisticated solutions	to address equity compensation, concentrated stock positions and non-liquid assets
Next generation digital platform	"Always on" digitally enabled interactions and improved efficiencies
Large balance sheet	to support clients' borrowing needs

svb

* E.g., fund of funds, venture capital and direct investments in private innovation companies.

Acquisition of Boston Private 7

C CO ON NF FID IDE EN NTIA TIAL L D DR RA AF FT T Creates immediate scale in private banking and wealth management business ASSETS UNDER MANAGEMENT LOANS REVENUE Billions, as of 9/30/20 Billions, as of 9/30/20 Millions, 12-months ending 9/30/20 $ 395.0 $ 11.6 3 $ 17.7 $ 324.2 $ 16.3 2 $ 7.2 $ 4.4 $ 70.8 1 $ 1.4 1 SVB Private Boston Private Combined SVB Private Boston Private Combined SVB Private Boston Private Combined Bank Total Loans Bank Bank Total Revenue Source: SVB and Boston Private Filings. 1. Represents AUM of SVB’s Private Bank business. 2. Represents Boston Private’s total loan portfolio. All of Boston Private’s loans will be managed by the combined private banking and wealth management business. Acquisition of Boston Private 8 3. Represents Boston Private’s total revenue. All of Boston Private’s businesses will be managed by the combined private banking and wealth management business.C CO ON NF FID IDE EN NTIA TIAL L D DR RA AF FT T Creates immediate scale in private banking and wealth management business ASSETS UNDER MANAGEMENT LOANS REVENUE Billions, as of 9/30/20 Billions, as of 9/30/20 Millions, 12-months ending 9/30/20 $ 395.0 $ 11.6 3 $ 17.7 $ 324.2 $ 16.3 2 $ 7.2 $ 4.4 $ 70.8 1 $ 1.4 1 SVB Private Boston Private Combined SVB Private Boston Private Combined SVB Private Boston Private Combined Bank Total Loans Bank Bank Total Revenue Source: SVB and Boston Private Filings. 1. Represents AUM of SVB’s Private Bank business. 2. Represents Boston Private’s total loan portfolio. All of Boston Private’s loans will be managed by the combined private banking and wealth management business. Acquisition of Boston Private 8 3. Represents Boston Private’s total revenue. All of Boston Private’s businesses will be managed by the combined private banking and wealth management business.

Financially attractive transaction

Detailed transaction summary	
Consideration	• Fixed 0.0228x exchange ratio[1]; ~80% of consideration[2] • Fixed cash consideration of $2.10 per share; ~20% of consideration[2] • Boston Private shareholders will own ~3.5% of SVB
Transaction value	• Approximately $900 million, $10.94 per Boston Private share[3]
Key pricing ratios	• 1.2x Price / TBV per share[4] • 17x Price / 2021E Consensus median EPS
TBV per share accretion	• Immediately accretive at close[4, 5]
EPS accretion	• Low single digit EPS accretion[6]
IRR	• 15+%[5]
Cost savings	• Estimated 20% of Boston Private 2020E non-interest expenses, phased in 25% in 2021, 75% in 2022 and 100% thereafter
Revenue synergies	• Identified, but not included in financial impact
Restructuring costs	• ~$200 million pre-tax on growth investments and integration costs (includes estimated $65 million technology systems integration)
Preliminary fair value marks[2]	• 2.25% credit mark, split 60% Purchase Credit Deteriorated and 40% Non-Purchase Credit Deteriorated • $64 million positive pre-tax net rate mark ($14 million impact to equity)[7]
Intangible assets[2]	• Core deposit intangible equal to 0.25% of Boston Private's non-time deposits, amortized using sum-of-years digits over 7 years • Wealth management relationship intangible of $75 million, amortized using sum-of-years digits over 10 years
Leadership and governance	• Anthony DeChellis (current CEO of Boston Private) and Yvette Butler (current Head of Private Banking and Wealth Advisory at SVB) will lead the combined private banking and wealth management business
Closing conditions	• Boston Private shareholder approval • Customary regulatory approvals and conditions
Estimated closing	• Mid-2021

Source: Boston Private Filings, S&P Global Market Intelligence and Bloomberg.
1. Exchange ratio based on SVB 10-day volume-weighted average stock price of $367.91 as of December 31, 2020, implying $10.50 per Boston Private share.
2. As of January 4, 2021. Subject to change.
3. Based on SVB closing stock price of $387.83 as of December 31, 2020.
4. Boston Private TBV per share is a non-GAAP financial measure. See "Use of Non-GAAP Financial Measures" for further information.
5. Includes 100% of restructuring costs at close.
6. Excludes restructuring costs.
7. Consists of preliminary asset and liability rate marks including $31.5 million of AOCI converted into a securities rate mark.

svb
Acquisition of Boston Private 9

Boston Private loan portfolio

Boston Private comprises 16% of combined total loans

$45.6B
COMBINED TOTAL LOANS
As of 9/30/20



SVB 84%
Boston Private 16%

Deepens and expands SVB's lending capabilities

$7.2B
BOSTON PRIVATE TOTAL LOANS
As of 9/30/20



Commercial tax-exempt 6%
PPP 5%
Commercial & industrial (C&I) 8%
Residential 38%
Commercial real estate (CRE) 24%
Construction 3%
HELOC & consumer 3%
Multifamily 13%

Extensive credit diligence

DETAILED COMMERCIAL LOAN FILE REVIEW
75% of commercial commitments

UNDERWRITING

CREDIT POLICIES

PORTFOLIO MANAGEMENT

Credit considerations[1]

+ **Track record of strong credit performance**
  Only 2.3% cumulative net charge-offs since 2009 vs. 7.1% for Nasdaq Regional Banking Index
+ **Improved residential and C&I deferral trends**
  $100M residential mortgages deferred (decreased by $120M Q2 to Q3)
  $50M C&I loans deferred (decreased by $75M Q2 to Q3)
+ **Strong pre COVID-19 LTV coverage for impacted sectors**
  48% retail pre COVID-19 LTV and 51% hospitality pre COVID-19 LTV
− **Hospitality and retail exposure**
  $600M retail and $170M hospitality loans
− **Expiring relief programs**
  CRE 2nd lien program (~$1.4B) and residential and C&I deferrals (combined $150M) scheduled to end by mid-2021; could lead to increased nonperforming loans svb

Source: Boston Private Filings, S&P Global Market Intelligence and Bloomberg.
1. Figures as of September 30, 2020.

Acquisition of Boston Private 10

C CO ON NF FID IDE EN NTIA TIAL L D DR RA AF FT T Comprehensive integration plan STRATEGY FINANCE OPERATIONS LEGAL Supported by thorough due diligence led by SVB executive team and business units REGULATORY/ HUMAN TECHNOLOGY CREDIT COMPLIANCE RESOURCES • Estimated closing mid-2021 and strong • Joint SVB-Boston Private management team will lead full integration cultural alignment (12 to 18 months) and shared vision • Apply success from Leerink acquisition to establish strong engagement model between private banking/wealth management and commercial banking businesses • Adopt Boston Private’s digital platforms, accelerating SVB’s technology development • Leverage Boston Private’s talent and hire additional top advisors to serve SVB clients’ growing needs Acquisition of Boston Private 11C CO ON NF FID IDE EN NTIA TIAL L D DR RA AF FT T Comprehensive integration plan STRATEGY FINANCE OPERATIONS LEGAL Supported by thorough due diligence led by SVB executive team and business units REGULATORY/ HUMAN TECHNOLOGY CREDIT COMPLIANCE RESOURCES • Estimated closing mid-2021 and strong • Joint SVB-Boston Private management team will lead full integration cultural alignment (12 to 18 months) and shared vision • Apply success from Leerink acquisition to establish strong engagement model between private banking/wealth management and commercial banking businesses • Adopt Boston Private’s digital platforms, accelerating SVB’s technology development • Leverage Boston Private’s talent and hire additional top advisors to serve SVB clients’ growing needs Acquisition of Boston Private 11

C CO ON NF FID IDE EN NTIA TIAL L D DR RA AF FT T Beneficial to all stakeholders Clients Shareholders Employees Communities • Transaction is accretive • Strong alignment between • Corporate, social, • Expanded capabilities and to tangible book value SVB and Boston Private’s environmental and expertise to better meet per share and earnings culture and values with governance responsibility clients’ unique wealth, per share client-centric mindset and are key focus areas for liquidity and commercial team-based approach both companies banking needs • Accelerates private banking and wealth • Opportunity to deepen • Commitment to advance • Robust digital experience management growth and grow client economic inclusion and • Access to networking and relationships equity in the communities • Enhances long-term investment opportunities that both companies serve profitability and growth • Shared focus on in the innovation increasing diversity, economy equity and inclusion • Large balance sheet and scalability Acquisition of Boston Private 12C CO ON NF FID IDE EN NTIA TIAL L D DR RA AF FT T Beneficial to all stakeholders Clients Shareholders Employees Communities • Transaction is accretive • Strong alignment between • Corporate, social, • Expanded capabilities and to tangible book value SVB and Boston Private’s environmental and expertise to better meet per share and earnings culture and values with governance responsibility clients’ unique wealth, per share client-centric mindset and are key focus areas for liquidity and commercial team-based approach both companies banking needs • Accelerates private banking and wealth • Opportunity to deepen • Commitment to advance • Robust digital experience management growth and grow client economic inclusion and • Access to networking and relationships equity in the communities • Enhances long-term investment opportunities that both companies serve profitability and growth • Shared focus on in the innovation increasing diversity, economy equity and inclusion • Large balance sheet and scalability Acquisition of Boston Private 12

C CO ON NF FID IDE EN NTIA TIAL L D DR RA AF FT T Financially attractive transaction to capture large growth opportunity Adds immediate scale to private banking and wealth management business Enhances ability to capture~$400B opportunity among current clients Harnesses complementary capabilities to deliver unique insights and solutions Accelerates digital client experience Accretive to TBV per share and earnings Diversifies revenues and enhances profitability Supports long-term sustainable growth Acquisition of Boston Private 13C CO ON NF FID IDE EN NTIA TIAL L D DR RA AF FT T Financially attractive transaction to capture large growth opportunity Adds immediate scale to private banking and wealth management business Enhances ability to capture~$400B opportunity among current clients Harnesses complementary capabilities to deliver unique insights and solutions Accelerates digital client experience Accretive to TBV per share and earnings Diversifies revenues and enhances profitability Supports long-term sustainable growth Acquisition of Boston Private 13

CONFIDENTIAL DRAFT About SVB Financial Group For more than 35 years, SVB Financial Group (NASDAQ: SIVB) and its subsidiaries have helped innovative companies and their iv nestors move bold ideas forward, fast. SVB Financial Group’s businesses, including Silicon Valley Bank, offer commercial, investment a nd private banking, asset management, private wealth management, brokerage and investment services and funds management services to companies in the technology, life science and healthcare, private equity and venture capital, and premium wine industries. Ha edquartered in Santa Clara, California, SVB Financial Group operates in centers of innovation around the world. Learn more at www. svb.com. SVB Financial Group is the holding company for all business units and groups © 2021 SVB Financial Group. All rights reserved. SVB, SVB FINANCIAL GROUP, SILICON VALLEY BANK, SVB LEERINK, MAKE NEXT HAPPEN NOW and the chevron device are trademarks of SVB Financial Group, used under license. Silicon Valley Bank is a member of the FDIC and the Federal Reserve System. Silicon Valley Bank is the California bank subsidiary of SVB Financial Group. Acquisition of Boston Private 14CONFIDENTIAL DRAFT About SVB Financial Group For more than 35 years, SVB Financial Group (NASDAQ: SIVB) and its subsidiaries have helped innovative companies and their iv nestors move bold ideas forward, fast. SVB Financial Group’s businesses, including Silicon Valley Bank, offer commercial, investment a nd private banking, asset management, private wealth management, brokerage and investment services and funds management services to companies in the technology, life science and healthcare, private equity and venture capital, and premium wine industries. Ha edquartered in Santa Clara, California, SVB Financial Group operates in centers of innovation around the world. Learn more at www. svb.com. SVB Financial Group is the holding company for all business units and groups © 2021 SVB Financial Group. All rights reserved. SVB, SVB FINANCIAL GROUP, SILICON VALLEY BANK, SVB LEERINK, MAKE NEXT HAPPEN NOW and the chevron device are trademarks of SVB Financial Group, used under license. Silicon Valley Bank is a member of the FDIC and the Federal Reserve System. Silicon Valley Bank is the California bank subsidiary of SVB Financial Group. Acquisition of Boston Private 14

C CO ON NF FID IDE EN NTIA TIAL L D DR RA AF FT T www.svb.com @SVB_Financial Silicon Valley Bank @SVBFinancialGroup Acquisition of Boston Private 15C CO ON NF FID IDE EN NTIA TIAL L D DR RA AF FT T www.svb.com @SVB_Financial Silicon Valley Bank @SVBFinancialGroup Acquisition of Boston Private 15